

July 10, 2014

<u>Via E-mail</u>
Mr. Thomas Scalera
Chief Financial Officer
ITT Corporation
1133 Westchester Avenue,
White Plains, NY 10604

> **Re:** **ITT Corporation**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 21, 2014**
> **Form 10-Q for the quarter ended March 31, 2014**
> **Filed May 1, 2014**
> **Form 8-K dated May 1, 2014**
> **File No. 001-05672**

Dear Mr. Scalera:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Tax Expense, page 36

1. We note your disclosure that because you generated U.S. "adjusted" income in 2012 and 2013 you are now in a cumulative three year income position. Based on your disclosure, it also appears that your conclusion to reverse the U.S. deferred income tax valuation allowance was significantly based on the cumulative earnings determination. Please help us better understand your analysis by responding to the following:

- Describe to us how U.S. income was adjusted in 2013 and 2012 in connection with determining that you were in a cumulative three year income position at the end of 2013.
- Show us how the $464 million loss reported in the U.S. in 2011 is considered in your analysis of cumulative earnings.
- Tell us whether the measures of cumulative earnings in 2013 and 2011 were consistently determined. If not, please explain.
- Tell us how the uncertainty regarding your exposure to continuing asbestos-related costs is factored into your conclusion that there was no significant negative evidence identified in your analysis of recoverability of U.S. deferred tax assets.
- Overall, please explain to us why you believe your cumulative earnings determination is appropriate.

Item 8. Financial Statements and Supplementary Data

Note 7. Income Taxes, page 83

2. Please provide us a roll-forward of your deferred income tax asset valuation allowance between December 31, 2012 and 2013.

Note 20. Commitments and Contingencies, page 104

3. We reference management's discussion and analysis on page 46 where you discuss you entered into policy buyout agreements with certain insurers and that as of December 31, 2013, coverage-in-place agreements and policy buyout agreements represent approximately 59% of your recorded asbestos-related assets. We also note that the asbestos-related assets have not been discounted to present value due to the inability to reliably forecast the timing of future cash flows. Please describe to us the factors you considered under those coverage-in-place and policy buyout agreements in concluding that they should not be discounted under the related guidance from FASB ASC 410-30-30-19 and 410-30-55-6.

Form 10-Q for the quarter ended March 31, 2014

Summary of Significant Accounting Policies, page 5

4. We see that you now disclose that you recognize revenue for certain long-term design and build projects using the percentage-of-completion method due to an increase in the number and size of complex long-term industrial pump design and build contracts. Please help us better understand the new policy disclosure by responding to the following:

- Please describe to us the circumstances where you apply the percentage of completion method and clarify your consideration of the preferability guidance beginning at

> FASB ASC 605-35-25-56.
> - Clarify whether you continue to use the completed contract method and describe the circumstances where you apply that method. Refer to the related guidance beginning at FASB ASC 605-35-25-90.

Form 8-K dated May 1, 2014

5. We see disclosure about adjusted segment operating margin and adjusted per share guidance for 2014 in the header to the earnings release. We also see disclosure of adjusted operating income in the narrative under the caption "2014 First Quarter Segment Results." Tell us how these disclosures consider the guidance from S-K Item 10(e)(1)(i)(A). Under the cited guidance, disclosure of a non-GAAP measure should be accompanied by a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao, Staff Accountant, at (202) 551-4391 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief